SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September, 2004

Xcelera Inc.

20 Avenue De Grande Bretagne
MC98000 Monaco

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  ☒                 FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐                     NO  ☒

On September 22, 2004, Xcelera Inc. issued a press release announcing comments on the financial results of its fiscal year ended January 31, 2004, the status of the review by the Securities and Exchange Commission of the company’s Annual Report on Form 20-F for the fiscal year ended January 31, 2004, and the receipt of a notice from the American Stock Exchange that its common stock is subject to being delisted from the Exchange.  A copy of the company’s press release is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xcelera, Inc.

Date: September 24, 2004	/s/ Alexander M. Vik
Alexander M. Vik
Chief Executive Officer